 THE
MERGER
   FUND®

                                                                           April 15, 2009

Dear Fellow Shareholder:

The Merger Fund® had a good quarter.  Not only did the Fund continue to outperform its official benchmark, the S&P 500, in the January-March period, but—and this is much more important to our portfolio managers—we also comfortably met our rate-of-return targets.  In the three months ended March 31, the Fund’s NAV rose from $14.32 to $14.68, a gain of 2.5%.  The absence of any broken deals among the Fund’s holdings contributed to these solid results, as did positive outcomes for several takeovers that had been trading as if they were in serious trouble.  We also managed to exit our position in a previously failed deal in a way that allowed the Fund to recoup a significant portion of its earlier losses.  Finally, although global M&A activity remained subdued last quarter, we were able to profitably invest in a number of new arbitrage situations.  Overall, 19 of the Fund’s investments showed meaningful gains in the March quarter, while just four posted material losses, one of our best ratios of winners to losers in quite a while.

The Fund’s ability to preserve capital in a treacherous market environment over the past year or so has helped create a long-term track record that is unique in the mutual fund industry.  As we celebrate our 20th anniversary, The Merger Fund® is the only equity fund that has been able to both outperform the S&P 500 and deliver positive rates of return over each of the following time periods ended March 31, 2009: 1 year, 3 years, 5 years, 10 years and since inception on January 31, 1989.  The Merger Fund® has more than 100,000 shareholders, and we are pleased that the Fund has proven to be a stable and rewarding investment through two volatile decades that have seen bull markets, bear markets and everything in between.

Good Chemistry

Not all chemical deals are created equal.  In contrast to Hexion’s ill-fated attempt to acquire Huntsman—a transaction that we extensively discussed in two previous letters—the proposed acquisition of Rohm & Haas by Dow Chemical ultimately had a happy ending.  It was not, however, a cakewalk for arbitrageurs, and both our patience and our investment judgment were repeatedly tested over the course of the transaction.

When this deal was announced in July 2008, Wall Street’s reaction was generally positive.  Dow’s strategic game plan called for the company to reduce its exposure to commodity chemicals in favor of higher-margin, faster-growing specialty chemicals, and the acquisition of Rohm & Haas, widely considered to be one of the best-positioned companies in the specialty segment, appeared to be just what Dow needed to further its corporate transformation.  But Rohm & Haas didn’t come cheap.  Long coveted by a who’s who of larger chemical companies, Rohm & Haas had never been for sale because the Haas family had never wanted to relinquish control.  When that changed last year, a spirited bidding contest broke out, and Dow was forced to pay a rich price--$15.4 billion, or $78 a share—to win the auction.  Dow could not have known then, of course, how different the economics of the transaction would look six months later in the midst of one of the worst recessions in U.S. history.

Shareholder Services: U.S. Bancorp Fund Services, LLC • P.O. Box 701 • Milwaukee • Wisconsin 53201 • (800) 343-8959
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(914) 741-5600  •  Fax (914) 741-5737

Unfortunately for Dow, the deepening recession wasn’t the only thing weighing on the Rohm & Haas deal as 2008 drew to a close.  As part of its strategy to reduce exposure to commodity chemicals, Dow had previously agreed to form a 50-50 joint venture with Kuwait’s state-owned Petrochemical Industries Co. (PIC).  Dow was to contribute its plastics unit, the world’s largest producer of polyethylene, and in return PIC was to pay Dow $9.5 billion, a cash infusion that would go a long way toward funding the acquisition of Rohm & Haas.  In early December, Dow announced that due to a steep falloff in sales, it had agreed to accept $2 billion less for its plastics business.  Despite this development, Dow still appeared to have ample liquidity to complete the Rohm & Haas deal.  At the end of December, however, Kuwait’s Supreme Petroleum Council, facing intense pressure from opposition lawmakers unhappy with the terms of the joint venture, voted to cancel the JV altogether.  Suddenly, Dow’s financing plans were in disarray.  Although the company had access to a $13 billion one-year bridge loan, Dow never anticipated that it would have to draw down the bulk of this credit facility.  To do so meant leveraging the company and risking its investment-grade credit rating.

When final regulatory approvals for the deal were received in January of this year, Dow found itself between a rock and a hard place.  Under the iron-clad merger agreement that Rohm & Haas had negotiated, Dow had no legal grounds to abandon the transaction.  There had not been a “material adverse change” at Rohm & Haas—its results were no worse than those reported by the rest of the chemical industry—and the deal had no financing contingency.  Moreover, Dow couldn’t just pay a termination fee and walk away from the deal.  And if Dow refused to close, Rohm & Haas was entitled to “specific performance,” meaning that it could seek a court order requiring Dow to complete the acquisition on its original terms.  Faced with the choice of violating the merger agreement or closing a deal that could be financially disastrous, Dow opted to stall for time.  Declaring that acquiring Rohm & Haas under the circumstances that existed at the time would threaten the viability of the combined entity, Dow refused to close but also said that it wanted to work with its merger partner to find a way to do the deal.

The seller’s response to this turn of events was both swift and predictable.  The same day that Dow said it wasn’t prepared to close the transaction, Rohm & Haas filed suit in Delaware Chancery Court seeking specific performance under the merger agreement.  The court agreed to hear the case on an expedited basis and set March 9 as the trial date.  At this point, with the target’s stock trading in the mid-50s—more than $20 below the deal price but roughly $30 above where it would likely trade as a stand-alone company—arbs faced some difficult questions.  Would Dow’s unconventional legal arguments find a receptive audience at trial?  Would Rohm & Haas agree to a price cut to make the deal happen?  Would Dow’s banks find a way out of their loan commitments, making completion of the transaction financially impossible?  Our view was that unlike the Huntsman situation—where Hexion did everything it could to kill the deal—Dow saw the Rohm & Haas acquisition as transformational and was willing to move forward if it could shore up its finances first and avoid a credit downgrade.  Besides, if we were right about the enforceability of the merger agreement, Dow would have no choice but to buy Rohm & Haas whether it still wanted to or not.

Events moved quickly as the trial date approached.  Dow’s banks agreed to modify the terms of the bridge loan, giving the company more time to obtain permanent financing.  Even more important, the Haas family, which controlled 33% of the target’s shares, and a major hedge fund jointly agreed to make a $2.5 billion equity investment in Dow, significantly improving its balance sheet.  The parties settled the day the trial was scheduled to begin.  Under the agreement, Rohm & Haas shareholders would be paid $78 a share, the original deal price, plus a “ticking fee” to compensate them for Dow’s foot dragging.  The closing was set to take place no later than April 1.  During the pendency of this deal, we opportunistically traded around the Fund’s position in Rohm & Haas, but we always maintained a sizable holding.  When the settlement was announced on March 9, it was a good day for our shareholders.

New Investments

Thanks largely to two megadeals in the healthcare sector, U.S. merger volume, measured in dollars, was up almost 40% in the March quarter from year-earlier levels.  Global deal activity, however, was down about 20%.  But even with fewer transactions from which to choose, the Fund’s managers have been able to identify a number of promising new investments, including CV Therapeutics, Inc., a biotechnology company, which is about to become part of Gilead Sciences, Inc.; Wyeth, a major drug company with a product line that includes pharmaceuticals, over-the-counter medications and animal-health products, to be acquired for $67 billion by Pfizer Inc., already the world’s biggest drug maker; Schering-Plough Corp., which is being purchased by Merck & Co., Inc. for $42 billion in another combination involving Big Pharma; Petro-Canada, an integrated oil company, whose pending $14 billion merger with Suncor Energy, Inc. will create a Canadian energy giant with vast reserves of oil-rich tar sands; Metavante Technologies, Inc., a provider of transaction-processing services to banks and other financial institutions, in the process of combining with another payment processor, Fidelity National Information Services, Inc.; Centex Corp., to merge with Pulte Homes Inc. in an all-stock transaction that will create the largest U.S. homebuilder by revenue; and Citigroup Inc., which, under pressure from the Treasury Department and banking regulators, is boosting its tangible common equity—a key measure of capital adequacy—by converting preferred shares into common shares through an exchange offer, a transaction that sets up a compelling arbitrage opportunity for those investors who can properly hedge the trade.

In the pre-deal category, the Fund has established positions in Axsys Technologies, Inc., a supplier of surveillance cameras and imaging systems to the military, whose directors have retained an investment banker to explore the possible sale of the company; CF Industries Holdings Inc., a manufacturer of nitrogen and phosphate fertilizers, the target of an unsolicited takeover offer from another fertilizer company, Agrium Inc.; and UTS Energy Corp., whose stake in a major Canadian oil-sands project has attracted an acquisition proposal—rejected by the target as financially inadequate—from French energy giant Total SA.

The Merger Fund® currently holds positions in 45 arbitrage situations and continues to maintain a sizable cash position as we await an expected upturn in deal activity over the balance of the year.  We remain optimistic about our business.

Sincerely,

Frederick W. Green
President

Note: Complete performance data and the source relied upon for the periods indicated are available upon request.  Before investing in The Merger Fund®, consider its investment objectives, risks, charges and expenses. For a prospectus containing this and other information, including current performance data that may be lower or higher than the data included herein, contact your investment professional or view it online at mergerfund.com. Please read it carefully. The performance data included herein represents past performance and does not guarantee future results. The Merger Fund®’s share price and return will vary, and investors may have a gain or loss when they redeem their shares.